SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
                               ______________________

                                  SCHEDULE 13D

                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934

                             Brookstone, Inc.
                              (Name of Issuer)

                          Common Stock, Par Value $.001
                         (Title of Class of Securities)

                                  114537103
                                 (CUSIP Number)

                                Arthur Goetchius
      300 Park Avenue, 21st Fl., New York, NY 10022 (212) 755-9000
          (Name, address and telephone number of person authorized to receive notices and communications)

                               January 21, 1998
     (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 19 Pages


                                    13D
CUSIP No. 114537103
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                               EGS Associates, L.P.
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
          (a) [ ]
          (b) [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                               WC
________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                               -0-
SHARES
________________________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                             135,700
OWNED BY
________________________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING
________________________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              135,700
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                             135,700
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES ** [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 1.72%
________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                   PN
________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!
Page 2 of 19 Pages


                                         13D
CUSIP No. 114537103
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                           EGS Partners, L.L.C.
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
          (a) [ ]
          (b) [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                               00
________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                   -0-
SHARES
_______________________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                          352,137
OWNED BY
_______________________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
                                                  -0-
REPORTING
_______________________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                            353,137
_______________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                            353,137
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **[ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                          4.49%
________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                            IA
________________________________________________________________________
          ** SEE INSTRUCTIONS BEFORE FILLING OUT!
Page 3 of 19 Pages


						13D
CUSIP No. 114537103
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Bev Partners, L.P.
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
          (a) [ ]
          (b) [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC
________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                        -0-
SHARES
________________________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                                     52,450
OWNED BY
________________________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
                                                       -0-
REPORTING
________________________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                     52,450
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                     52,450
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES ** [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                        67%
________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                     PN
________________________________________________________________________
              ** SEE INSTRUCTIONS BEFORE FILLING OUT!
Page 4 of 19 Pages


                                  13D
CUSIP No. 114537103
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
              Jonas Partners, L.P.
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
          (a) [ ]
          (b) [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             WC
________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                       -0-
SHARES
________________________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                                     38,513
OWNED BY
________________________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
                                                      -0-
REPORTING
________________________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                     38,513
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                     38,513
_______________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES ** [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                      .49%
________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                     PN
________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!
Page 5 of 19 Pages


                                                 13D
CUSIP No. 114537103
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              William Ehrman
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
          (a) [ ]
          (b) [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                          AF         OO
________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                      -0-
SHARES
________________________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                                   578,800
OWNED BY
________________________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
                                                   -0-
REPORTING
________________________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 579,800
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                    -0-
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES ** [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                   7.37%
________________________________________________________________________
	(14)  TYPE OF REPORTING PERSON **
                                              IN
________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!
Page 6 of 19 Pages


                                         13D
CUSIP No. 114537103
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                      Frederic Greenberg
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
          (a) [ ]
          (b) [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                         AF        OO
_______________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                   -0-
SHARES
________________________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                                       578,800
OWNED BY
________________________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
                                                    -0-
REPORTING
________________________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                        579,800
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                        579,800
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **[ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                          7.37%
________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                             IN
________________________________________________________________________
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!
Page 7 of 19 Pages


                                     13D
CUSIP No. 114537103
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON
                         Frederick Ketcher
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
          (a) [ ]
          (b) [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                   AF      OO
________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                         -0- SHARES
________________________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                                      578,800
OWNED BY
________________________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
                                                       -0-
REPORTING
________________________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                       579,800
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                       579,800
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES ** [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                         7.37%
________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                   IN
________________________________________________________________________
            ** SEE INSTRUCTIONS BEFORE FILLING OUT!
Page 8 of 19 Pages


                                    13D
CUSIP No. 114537103
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                           Jonas Gerstl
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
          (a) [ ]
          (b) [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                   AF    OO
________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                    United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                         -0- SHARES
________________________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                                       584,200
OWNED BY
________________________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
                                                        -0-
REPORTING
________________________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                       591,900
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                       591,900
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES ** [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 7.52%
________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                     IN
________________________________________________________________________
         ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 9 of 19 Pages


                                      13D
CUSIP No. 114537103
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                    James McLaren
________________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
          (a) [ ]
          (b) [X]
________________________________________________________________________
      (3)  SEC USE ONLY
________________________________________________________________________
      (4)  SOURCE OF FUNDS **
                                AF    OO
________________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
________________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                   -0- SHARES
________________________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                                  578,800
OWNED BY
________________________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
                                                     -0- REPORTING
________________________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 579,800
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 579,800
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES ** [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                  7.37%
________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                 IN
________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!


Page 10 of 19 Pages


                                    13D
CUSIP No. 114537103
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                   William D. Lautman
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
          (a) [ ]
          (b) [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                   AF    OO
________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
________________________________________________________________________
    (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                     -0- SHARES
________________________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                                           578,800
OWNED BY
________________________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
                                                    -0-
REPORTING
________________________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                           579,800
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                           579,800
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES ** [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                     7.37%
________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                             IN
________________________________________________________________________


Page 11 of 19 Pages


The initial Schedule 13D (the "Schedule 13D"), of (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), (v) William Ehrman, (vi) Frederic Greenberg, (vii) Frederick Ketcher, (viii) Jonas Gerstl, and (ix) James McLaren, relating to the common stock, $.001 par value (the "Common Stock") issued by Brookstone, Inc., a Delaware corporation (the "Company"), is hereby amended by this Amendment No. 2 as follows:

Item 2 is hereby supplemented by addition of the following:

ITEM 2    IDENTITY AND BACKGROUND.

William D. Lautman became a General Partner of EGS Associates, EGS Partners and Bev Partners on September 18, 1997 and therefore is included as a Reporting Person with respect to shares of Common Stock held by EGS Associates, EGS Partners and Bev Partners. Mr. Lautman is hereinafter sometimes referred to as a Reporting Person.

The address of the principal business office of Mr. Lautman is 300 Park Avenue, 21st Floor, New York, New York 10022.

The present principal occupation of Mr. Lautman is General Partner of EGS Associates, EGS Partners and Bev Partners. In addition, Mr. Lautman is a director of EGS Securities Corp., an affiliated company whose principal business is that of a registered broker-dealer. Mr. Lautman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Lautman has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Lautman is a United States citizen.

Item 3 is hereby amended and restated in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners is approximately $1,381,887, $3,268,250, $500,131, and $387,592, respectively.

       The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Gerstl and his wife (including shares held in trust for his children) is approximately $138,341.

       Messrs. Ehrman, Greenberg, Ketcher, McLaren and Lautman currently own no shares of Common Stock.
Page 12 of 19 Pages


       The shares of Common Stock purchased by each of EGS Associates, Bev Partners, and Jonas Partners were purchased with the investment capital of the respective entities. The shares of Common Stock purchased by EGS Partners were purchased with the investment capital of discretionary accounts under its management. The shares of Common Stock purchased by Mr. Gerstl were purchased with personal funds.

       The shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at NationsBanc Montgomery, and may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. Non-margin accounts are maintained at Bankers Trust Company. The shares owned by Mr. Gerstl are held in accounts maintained at BT Alex Brown Inc. or are beneficially owned by members of his immediate family. Currently, the interest rate charged on such various margin accounts is approximately 8.5% per annum.

Item 5 is hereby amended and restated in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)	The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 7,867,634 shares outstanding, which is the total number of shares of Common Stock outstanding as of December 11, 1997, as reflected in the companys quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the Commission) for the quarter ended November 1, 1997.

     As of the close of business on January 22, 1998:

          (i)	EGS Associates owns beneficially 135,700 shares of Common
Stock, constituting approximately 1.72% of the shares outstanding.

          (ii)	EGS Partners owns directly no shares of Common Stock.  By
reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the Act), EGS Partners may be deemed to own beneficially 353,137 shares, constituting approximately 4.49% of the shares outstanding, purchased for discretionary accounts managed by it.

          (iii)	Bev Partners owns beneficially 52,450 shares of Common
Stock, constituting less than 1% of the shares outstanding.

          (iv)	Jonas Partners owns 38,513 shares of Common Stock,
constituting less than 1% of the shares outstanding.

          (v)	Mr. Gerstl owns beneficially through ownership by himself
and his wife (including shares held in trust for their children), 12,100 shares of Common Stock, constituting less than 1% of the shares outstanding.


Page 13 of 19 Pages


          (vi)	Messrs. Ehrman, Ketcher, Greenberg, McLaren and Lautman own
directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 135,700 shares beneficially owned by EGS Associates, the 353,137 shares beneficially owned by EGS Partners, the 52,450 shares beneficially owned by Bev Partners, and the 38,513 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are aggregated, they total 579,800 shares of Common Stock, constituting approximately 7.37% of the shares outstanding.

          (vii)	In the aggregate, the Reporting Persons beneficially own a
total of 591,900 shares of Common Stock, constituting approximately 7.52% of the shares outstanding.

          (b)	(i)	Each of EGS Associates, EGS Partners, Bev Partners,
and Jonas Partners has the power to vote all of the shares of Common Stock, except for 1,000 shares held by one of the discretionary accounts, and to dispose of all of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners. Each of the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.

                 (ii)	Mr. Gerstl has no power to vote and shared power to
dispose of shares owned by his wife in trust for their children and Mr. Gerstl has the shared power to vote and dispose of the shares owned directly by him and his wife in joint accounts.

          (c)	The trading dates, number of shares of Common Stock
purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to January 22, 1998 until January 22, 1998 by EGS Associates, EGS Partners, Bev Partners and Jonas Partners are set forth in Schedule A, B, C and D, respectively, and were all effected in the over-the-counter market. During such period, Messrs. Ehrman, Greenberg, Ketcher, Gerstl, McLaren, and Lautman did not enter into any transactions in the Common Stock.

          (d)	No person other than each respective record owner of shares
of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.










Page 14 of 19 Pages


                                SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  ________________________	   /s/ WILLIAM EHRMAN
      William Ehrman, individually and as general partner of each of EGS ASSOCIATES, L.P., BEV PARTNERS, L.P.,
JONAS PARTNERS, L.P., and
as a member of EGS PARTNERS, L.L.C.

                                 /s/ FREDERIC GREENBERG
                                 Frederic Greenberg, individually and as
                                 general partner of each of EGS
                                 ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                 JONAS PARTNERS, L.P. and as a member of
                                 EGS PARTNERS, L.L.C.

                                 /s/  FREDERICK KETCHER
                                 Frederick Ketcher, individually and as
                                 general partner of each of EGS
                                 ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                 JONAS PARTNERS, L.P. and as a member of
                                 EGS PARTNERS, L.L.C.

                                 /s/ JONAS GERSTL
                                 Jonas Gerstl, individually and as
                                 general partner of each of EGS
                                 ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                 JONAS PARTNERS, L.P. and as a member of
                                 EGS PARTNERS, L.L.C.

                                /s/ JAMES MCLAREN
                                James McLaren, individually and as
                                general partner of each of EGS
                                ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                JONAS PARTNERS, L.P. and as a member of
                                EGS PARTNERS, L.L.C.


                               /s/ WILLIAM D. LAUTMAN
                               William D. Lautman, individually and as
                               general partner of each of EGS
                               ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                               JONAS PARTNERS, L.P. and as a member of
                               EGS PARTNERS, L.L.C.



Page 15 of 19 Pages


                                Schedule A

                                EGS Associates, L.P.

                              Transactions in the Common Stock

                                                     Price Per Share
Date of                 Number of                    (including
Transaction             Shares Purchased/(Sold)      Commissions,
                                                     if any)
_______________________________________________________________________

12/29/97                 3,000                        $11.13
12/30/97                11,500                        $11.56
12/31/97                13,000                        $11.77
1/14/98                 10,000                        $11.56
1/16/98                  4,000                        $11.63
1/21/98                  7,700                        $11.13



































                            Page 16 of 19 Pages


                                   Schedule B

                                 EGS Partners, L.L.C.

                             Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       Commissions,
                                                      if any)
________________________________________________________________________

12/18/97                5,000                         $10.75
12/23/97                3,000                         $10.81
12/26/97                6,000                         $11.06
12/31/97                7,000                         $11.77
1/21/98                25,000                         $11.13




































                            Page 17 of 19 Pages


                                  Schedule C

                                 Bev Partners, L.P.

                               Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       Commissions,
                                                      if any)
_______________________________________________________________________

1/21/98                     6,000                       $11.13








































                            Page 18 of 19 Pages


                                 Schedule D

                                Jonas Partners, L.P.

                             Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       Commissions,
                                                      if any)
________________________________________________________________________

12/30/97                      3,000                   $11.56
12/31/97                      3,000                   $11.77
1/14/97                       2,500                   $11.50
1/15/98                       1,000                   $11.69
1/16/98                       1,000                   $11.63
1/21/98                       3,000                   $11.13



































                            Page 19 of 19 Pages